UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of report:  May 13, 2011
Commission file number 1- 12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑

Item 1 — Information Contained in this Form 6-K Report
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007; AND
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION
Date: May 13, 2011	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY CORPORATION
4th Floor, Belvedere Building, 69 Pitts Bay Road
Hamilton, HM 08, Bermuda

EARNINGS RELEASE
TEEKAY CORPORATION
REPORTS FIRST QUARTER RESULTS
Highlights
•	First quarter 2011 cash flow from vessel operations of $136.4 million.
•
First quarter 2011 adjusted net loss attributable to stockholders of Teekay of $27.9 million, or $0.39 per share (excluding specific items which decreased GAAP net income by $1.8 million, or $0.02 per share).

•	Completed sale of remaining 49 percent interest in Teekay Offshore Operating L.P. to Teekay Offshore Partners for $390 million; Teekay Offshore increased cash distribution by 5.3 percent.
•	Agreed to sell 33 percent interest in four Angola LNG carrier newbuildings to Teekay LNG Partners upon their respective deliveries in 2011 and early 2012.
•	Entered into joint venture agreement with Odebrecht to jointly pursue FPSO business in Brazil.
•	Ordered newbuilding FPSO conditional on finalizing a long-term charter contract in the North Sea.
•	Total consolidated liquidity of $2.2 billion as at March 31, 2011, of which $1.1 billion at Teekay Parent.
•	As of May 11, 2011, 2.5 million ($82 million) of Teekay Corporation shares repurchased under existing $200 million authorization (1.1 million shares or $38 million since February 23, 2011).
Hamilton, Bermuda, May 12, 2011 — Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported an adjusted net loss attributable to stockholders of Teekay(1) of $27.9 million, or $0.39 per share, for the quarter ended March 31, 2011, compared to adjusted net loss of $3.9 million, or $0.05 per share, attributable to the stockholders of Teekay for the same period of the prior year. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of decreasing GAAP net income by $1.8 million (or $0.02 per share) for the three months ended March 31, 2011 and decreasing GAAP net income by $10.1 million (or $0.14 per share) for the three months ended March 31, 2010, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net loss attributable to the stockholders of Teekay of $29.7 million, or $0.41 per share, for the quarter ended March 31, 2011, compared to net loss attributable to the stockholders of Teekay of $14.0 million, or $0.19 per share, for the same period of the prior year. Net revenues(2) for the first quarter of 2011 were $442.9 million, compared to $498.9 million for the same period of the prior year.
On April 4, 2011, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended March 31, 2011. The cash dividend was paid on April 29, 2011, to all shareholders of record on April 15, 2011.

(1)
Adjusted net income (loss) attributable to stockholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

(2)
Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

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“During the first quarter and second quarter to date we have seen strong business development activity across all of our businesses, led by our offshore business,” commented Peter Evensen, Teekay Corporation’s President and Chief Executive Officer. “Based on the recent high pace of offshore project tendering and asset acquisition opportunities, we remain optimistic about the prospects of our offshore business and are actively pursuing several opportunities in the North Sea and Brazil offshore markets. Earlier this week, we signed a conditional contact with Samsung to construct a newbuilding FPSO, subject to finalizing an operating contract with a major oil and gas company for a new North Sea FPSO project. In Brazil, we recently entered into a joint venture agreement with Brazil-based Odebrecht to jointly pursue FPSO opportunities in the growing Brazilian offshore market.”
“We have also seen a pick-up in the global LNG trade with several new projects scheduled to come on-line in the next few years after a quiet period following the global financial crisis,” Mr. Evensen continued. “The devastating earthquake and tsunami in Japan has resulted in a renewed global focus on LNG and an increase in LNG carrier spot rates, which has helped us to secure new short-term charter contracts on our two smaller LNG carriers, the Arctic Spirit and Polar Spirit, at attractive rates. While all our other gas carriers are chartered-out on long-term fixed-rate contracts, we believe that a tighter LNG spot vessel supply-demand balance will lead to an increase in LNG contract opportunities.”
“Finally, in our conventional tanker business, we realized a slight improvement in average spot tanker rates in the first quarter compared to the previous quarter, due primarily to the short-term rate spikes that occurred in late February at the onset of the conflict in Libya. However, based on the projected tanker supply growth, we continue to expect that 2011 will be a challenging year for spot tanker rates. We believe that a period of weak spot tanker rates in the near-term will be a positive for the longer-term balance of tanker supply and demand. In anticipation of this near-term weakness, Teekay has reduced its spot tanker exposure significantly over the past two years and additional in-chartered vessels are scheduled to redeliver over the next 18 months, further reducing our spot tanker exposure and our cash flow breakeven level.”
Mr. Evensen added, “I am also pleased to note that we continue to return capital to shareholders, making steady progress under our share repurchase program. Since November 2010, we have repurchased over $82 million of our shares under our existing $200 million authorization, of which approximately $38 million has occurred since the end of February 2011.”
Recent Offshore Business Developments
Teekay recently entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) to jointly pursue FPSO projects in Brazil. Teekay is currently working with Odebrecht on potential project opportunities and intends for Odebrecht to be a 50 percent partner in the Tiro Sidon FPSO project. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 120,000 employees and a presence in over 20 countries.
In addition, Teekay has signed a Letter of Intent with a major oil and gas company to provide a new harsh weather FPSO which will operate in the North Sea. Over the past several months, the Company has been involved in the front-end engineering and design (FEED) study for this project and is currently working torwards finalizing a contract with the customer. In connection with this project, Teekay recently signed a conditional contract with Samsung Heavy Industries (Samsung) to construct a newbuilding FPSO unit.
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Operating Results
The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay, excluding results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers, referred to herein as Teekay Parent. A brief description of each entity and an analysis of its respective financial results follow the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.
Three Months Ended March 31, 2011
(unaudited)

	Teekay						Teekay
	Offshore	Teekay LNG	Teekay	Teekay		Consolidation	Corporation
(in thousands of U.S. dollars)	Partners LP	Partners LP	Tankers Ltd.	Parent		Adjustments	Consolidated
Net revenues	208,306	92,849	31,134	162,465		(51,856)	442,898

Vessel operating expense	75,130	20,807	9,602	56,038		—	161,577
Time-charter hire expense	20,270	—	—	94,617		(51,856)	63,031
Depreciation and amortization	45,570	22,349	10,784	26,335		—	105,038

Cash flow from vessel operation(1)(2)	91,995	67,075	18,863	(41,532	)(3)	—	136,401

Net debt(4)	1,681,814	1,503,799	330,310	524,130		—	4,040,053

Three Months Ended March 31, 2010
(unaudited)

	Teekay						Teekay
	Offshore	Teekay LNG	Teekay	Teekay		Consolidation	Corporation
(in thousands of U.S. dollars)	Partners LP	Partners LP	Tankers Ltd.	Parent		Adjustments	Consolidated
Net revenues	198,625	92,351	38,285	213,122		(43,532)	498,851

Vessel operating expense	63,388	21,028	11,903	58,216		—	154,535
Time-charter hire expense	25,038	—	—	96,271		(43,532)	77,777
Depreciation and amortization	45,008	22,156	11,634	29,432		—	108,230

Cash flow from vessel operation(1)(2)	89,113	62,816	16,108	35,715	(3)	—	203,752

Net debt(4)	1,542,028	1,526,528	292,176	703,317		—	4,064,049

(1)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel write-downs, gains and losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Excludes the cash flow from vessel operations relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.

(3)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended March 31, 2011 and 2010, Teekay Parent received daughter company dividends and distributions totaling $36.5 million and $52.2 million, respectively. The dividends and distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG and its 49 percent interest in Teekay Offshore Operating L.P., which is controlled by Teekay Offshore, prior to the sale of this interest to Teekay Offshore on March 8, 2011. Please refer to Appendix D to this release for further details.

(4)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.
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Teekay Offshore Partners L.P.
Teekay Offshore is an international provider of marine transportation, oil production and storage services to the offshore oil industry through its fleet of 36 shuttle tankers (including five chartered-in vessels and one committed newbuilding under construction), two floating, production, storage and offloading (FPSO) units, five floating storage and offtake (FSO) units and 11 conventional oil tankers. Teekay Offshore also has the right to participate in certain other FPSO and vessel opportunities. As at March 31, 2011, Teekay Parent owned a 36.9 percent interest in Teekay Offshore (including the 2 percent sole general partner interest).
Cash flow from vessel operations from Teekay Offshore increased to $92.0 million in the first quarter of 2011, from $89.1 million in the same period of the prior year. This increase was primarily due to the acquisition of the Amundsen Spirit, the Nansen Spirit and the Cidade de Rio das Ostras FPSO unit on October 1, 2010, and lower time-charter hire expenses resulting from the redelivery of two in-chartered vessels to their owners. This was partially offset by lower revenue resulting from fewer revenue days from vessels operating under contracts of affreightment and $3.9 million of restructuring charges incurred during the quarter in connection with the sale of a FSO unit and a redelivered vessel.
On March 8, 2011, Teekay Offshore acquired from Teekay the remaining 49 percent interest in Teekay Offshore Operating L.P. (OPCO) for $390 million. Teekay Offshore financed the acquisition through a combination of $175 million in cash (less $15 million in distributions made by OPCO to Teekay between December 31, 2010 and the date of acquisition), and the remainder in the form of the issuance of 7.6 million common units and associated General Partner interest to Teekay in a private placement.
For the first quarter of 2011, Teekay Offshore increased its quarterly distribution by 5.3 percent, to $0.50 per unit. As a result, the cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay Offshore totaled $13.4 million for the first quarter of 2011, as detailed in Appendix D to this release.
Teekay LNG Partners L.P.
Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services under long-term, fixed-rate time-charter contracts with major energy and utility companies through its current fleet of 17 LNG carriers, two LPG carriers and 11 conventional tankers. In addition, Teekay LNG has agreed to acquire one newbuilding LPG carrier from a subsidiary of IM Skaugen (Skaugen) in 2011, two newbuilding LPG/Multigas carriers from Teekay Parent in 2011 and a 33 percent interest in four newbuilding LNG carriers from Teekay Parent in 2011 through early 2012, upon their respective delivery dates. Teekay Parent currently owns a 43.6 percent interest in Teekay LNG (including the 2 percent sole general partner interest).
Cash flow from vessel operations from Teekay LNG during the first quarter of 2011, increased to $67.1 million from $62.8 million in the same period of the prior year. This increase was primarily due to the acquisition of two Suezmax tankers and one Handymax tanker from Teekay in the first quarter of 2010 and fewer off-hire days in the first quarter of 2011 compared to the same period of the prior year, partially offset by the sale of the Dania Spirit LPG carrier in November 2010.
In March 2011, Teekay LNG agreed to acquire Teekay Parent’s 33 percent interest in four LNG newbuildings upon their respective delivery dates in 2011 and early 2012. The vessels will each be chartered-out to the Angola LNG Project, a consortium which includes subsidiaries of Chevron, Sonangol, BP, Total and ENI, for a period of 20 years concurrent with their respective deliveries.
In April 2011, Teekay LNG completed a public offering of 4.3 million common units, which provided net proceeds to the partnership of approximately $162 million (including 551,800 common units issued upon the partial exercise of the underwriter’s overallotment option and the general partner’s proportionate capital contribution). The net proceeds from the offering were used to repay a portion of the partnership’s revolving credit facilities, which may be redrawn in the future to fund the equity component of the partnership’s purchase of the 33 percent interest in the four Angola LNG carrier newbuildings, as well as fund potential acquisition opportunities.
For the first quarter of 2011, Teekay LNG’s quarterly distribution was $0.63 per unit. As a result, the cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay LNG totaled $19.1 million for the first quarter of 2011 as detailed in Appendix D to this release.
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Teekay Tankers Ltd.
Teekay Tankers currently owns a fleet of nine Aframax tankers and six Suezmax tankers. In addition, Teekay Tankers owns a 50 percent interest in a VLCC newbuilding and has invested $115 million in 3-year first priority mortgage loans secured by two VLCC newbuildings which yield an average of 10 percent per annum. Nine of the 15 vessels are currently employed on fixed-rate time charters, generally ranging from one to three years in initial duration, with the remaining vessels trading in Teekay’s spot tanker pools. Based on the existing fleet employment profile, Teekay Tankers has fixed-rate coverage of approximately 60 percent for the remaining three quarters of fiscal 2011. Teekay Parent currently owns a 26.0 percent interest in Teekay Tankers (including 100 percent of the outstanding Class B common shares, which together with its current ownership of Class A common shares, provides Teekay voting control of Teekay Tankers).
Cash flow from vessel operations from Teekay Tankers increased to $18.9 million in the first quarter of 2011, from $16.1 million in the same period of the prior year, primarily due to an increase in Teekay Tankers’ average fleet size and the interest income from its investment in the VLCC mortgage loans. This was partially offset by lower average realized tanker rates for its time-charter and spot fleets during the first quarter of 2011, compared to the same period of the prior year.
In February 2011, Teekay Tankers completed an equity offering of 9.9 million Class A common shares (including 1.3 million shares issued upon the full exercise of the underwriters’ overallotment option), raising net proceeds of approximately $107 million. Proceeds were used to repay amounts drawn under Teekay Tankers’ revolving credit facility, which may be redrawn to fund future vessel acquisitions.
On May 12, 2011, Teekay Tankers declared a first quarter 2010 dividend of $0.25 per share which will be paid on May 27, 2011 to all shareholders of record on May 20, 2011. As a result, based on its ownership of Teekay Tankers Class A and Class B shares, the dividend to be paid to Teekay Parent will total $4.0 million for the first quarter of 2011 as detailed in Appendix D to this release.
Teekay Parent
In addition to its equity ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers, Teekay Parent directly owns a substantial fleet of vessels. As at May 1, 2011, this included 17 conventional tankers and three FPSO units. In addition, Teekay Parent currently has under construction or conversion one FPSO unit, two Aframax shuttle tankers, two LPG/Multigas carriers, and a 33 percent interest in four newbuilding LNG carriers. In addition, as at May 1, 2011, Teekay Parent had 29 chartered-in conventional tankers (including nine vessels owned by its subsidiaries), two chartered-in LNG carriers owned by Teekay LNG and two chartered-in shuttle tankers owned by Teekay Offshore.
For the first quarter of 2011, Teekay Parent’s negative cash flow from vessel operations was $41.5 million, compared to positive cash flow from vessel operations of $35.7 million in the same period of the prior year. The decrease in cash flow is primarily due to the sale of vessels, including the Cidade de Rio das Ostras FPSO unit to Teekay Offshore in October 2010, two Suezmax tankers and one Handymax Product tanker to Teekay LNG in March 2010, three Suezmax tankers and two Aframax tankers to Teekay Tankers during 2010, a non-recurring $30 million retroactive component of revenue recognized in the first quarter of 2010 related to the signing of the Foinaven FPSO contract amendment, a one-time pension retirement payment to Teekay’s former President and Chief Executive Officer in the first quarter of 2011, and a decrease in average realized spot tanker rates for the first quarter of 2011 compared to the first quarter of 2010.
On February 22, 2011, Teekay Parent invested $70 million in a 3-year first priority mortgage loan secured by a 2011-built Very Large Crude Carrier (VLCC) owned by an Asia-based shipping company. The loan earns interest at a rate of 9 percent per annum.
On March 8, 2011, Teekay Parent sold its remaining 49 percent interest in OPCO to Teekay Offshore for a combination of $175 million in cash (less $15 million in distributions made by OPCO to Teekay between December 31, 2010 and the date of acquisition) and 7.6 million common units and associated General Partner interest in Teekay Offshore in a private placement.
In March 2011, Teekay Parent agreed to sell its 33 percent interest in the four Angola newbuilding LNG carriers to Teekay LNG upon their respective deliveries in 2011 through early 2012.
In April 2011, Teekay Parent entered into short-term fixed-rate contracts for the Arctic Spirit and Polar Spirit, which are chartered-in from Teekay LNG. Initial contract durations are for six and four months, respectively, and the Arctic Spirit contract includes two one-year options to extend at the charterer’s option.
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Tanker Market
While average crude tanker freight rates improved slightly in the first quarter of 2011, they remained generally weak due primarily to an oversupply of vessels relative to demand. Rising bunker costs throughout the course of the first quarter also had a negative impact on tanker earnings. However, a number of factors led to a gradual improvement in tanker rates during the course of the quarter. In the Atlantic, severe ice conditions in the Baltic coupled with disruption to Libyan oil supply as a result of political unrest, led to volatility in European crude tanker rates, particularly in February. The decline in Libyan production also prompted OPEC to increase crude oil production, adding to tanker tonne-mile demand. In the Pacific, the devastating earthquake in Japan on March 11th led to an increase in fuel and crude oil imports for power generation, which provided support to Pacific Aframax rates in March and April.
The world tanker fleet grew by 6.5 million deadweight tonnes (mdwt), or 1.4 percent, during the first quarter of 2011 compared to 5.2 mdwt, or 1.2 percent, in the same period last year. There has been a notable increase in charterer discrimination against first generation double-hull tankers with a small number of early 1990s-built vessels sold for scrap in the early part of this year. In combination with the current weakness in spot tanker rates, the rising trend in scrap steel prices may lead to an increase in scrapping later in 2011.
According to the International Energy Agency (IEA), global oil demand is expected to reach 89.4 million barrels per day (mb/d) in 2011, an increase of 1.4 mb/d, or 1.6 percent, from 2010 as global GDP is projected to grow by 4.4 percent in 2011. Growth in global oil demand in 2011 is expected to arise entirely from non-OECD countries, in particular China where oil demand grew by 10 percent year-on-year in the first quarter of 2011.
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Teekay Parent Conventional Tanker Fleet Performance
The following table highlights the operating performance of Teekay Parent owned and in-chartered conventional tankers participating in the Company’s commercial tonnage pools and vessels on period out-charters with an initial term greater than one year, measured in net revenues per revenue day or time-charter equivalent (TCE) rates:

	Three Months Ended
	March 31,	December 31,	March 31,
	2011	2010	2010
Suezmax
Gemini Suezmax Pool average spot TCE rate (1)	$18,671	$15,564	$31,940
Spot revenue days (2)(3)	659	398	609
Average time-charter rate (4)(5)	$27,250	$24,620	$27,385
Time-charter revenue days (3)(4)	401	736	962

Aframax
Teekay Aframax Pool average spot TCE rate (1)(6)(7)	$16,299	$12,659	$17,824
Spot revenue days (2)(3)	1,526	1,324	1,797
Average time-charter rate(5)	$23,642	$22,944	$26,131
Time-charter revenue days(3)	723	889	1,070

LR2
Taurus LR2 Pool average spot TCE rate(1)	$14,990	$13,867	$15,998
Spot revenue days (2)(3)	450	394	360

MR
MR product tanker average spot TCE rate(1)	—	—	$9,729
Spot revenue days (2)(3)	—	—	135
Average product tanker time-charter rate(5)	$26,011	$25,632	$26,312
Time-charter revenue days(3)	270	237	371

(1)	Average spot rates include short-term time-charters and fixed-rate contracts of affreightment that are initially under a year in duration and third-party vessels trading in the pools

(2)
Spot revenue days include total owned and in-chartered vessels in the Teekay Parent fleet, but exclude pool vessels commercially managed on behalf of third parties. Suezmax spot revenue days exclude four vessels on back-to-back spot in-charter.

(3)
Average time-charter rates are adjusted to reflect the vessel-equivalent number of days in the respective period that any synthetic time-charters (STCs) or forward freight agreements (FFAs) were in effect. For vessel classes in which STCs and FFAs are in effect, a corresponding reduction in spot revenue days is made in each of the respective periods.

(4)	Includes one VLCC on time-charter until March 11, 2011 at a TCE rate of $47,000 per day.

(5)
Average time-charter rates include realized gains and losses of STCs and FFAs, bunker hedges, short-term time-charters, and fixed-rate contracts of affreightment that are initially one year in duration or greater.

(6)	Excludes vessels greater than 15 years-old.

(7)
Including items outside of the pool (vessels greater than 15 years-old and realized results of bunker hedging STCs and FFAs), the average Teekay Aframax spot TCE rate was $12,584 per day, $11,460 per day and $19,443 per day for the three months ended March 31, 2011, December 31, 2010 and March 31, 2010, respectively.

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Fleet List
As at May 1, 2011, Teekay’s consolidated fleet consisted of 149 vessels, including chartered-in vessels, newbuildings under construction but excluding vessels managed for third parties, as summarized in the following table:

	Number of Vessels (1)
	Owned	Chartered-in	Newbuildings /
	Vessels	Vessels	Conversions	Total
Teekay Parent Fleet
Spot-rate:
Aframax Tankers (2)	—	10	—	10
Suezmax Tankers	5	3	—	8
VLCC Tankers	—	1	—	1
LR2 Product Tankers	2	1	—	3

Total Teekay Parent Spot Fleet	7	15	—	22

Fixed-rate:
Aframax Tankers (2)	3	4	—	7
Suezmax Tankers	3	1	—	4
MR Product Tankers	4	—	—	4
LNG Carriers (3)	—	—	—	—
Shuttle Tankers (4)	—	—	1	1
FPSO Units	3	—	1	4

Total Teekay Parent Fixed-rate Fleet	13	5	2	20

Total Teekay Parent Fleet	20	20	2	42

Teekay Offshore Fleet	48	5	1	54

Teekay LNG Fleet	30	—	7	37

Teekay Tankers Fleet	15	—	1	16

Total Teekay Consolidated Fleet	113	25	11	149

(1)	Excludes vessels managed on behalf of third parties.

(2)	Excludes nine vessels chartered-in from Teekay Offshore Partners.

(3)	Excludes two LNG carriers chartered-in from Teekay LNG.

(4)	Excludes two shuttle tankers chartered-in from Teekay Offshore.
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Liquidity and Capital Expenditures
As at March 31, 2011, Teekay had consolidated liquidity of $2.2 billion, consisting of $567.3 million cash and approximately $1.6 billion of undrawn revolving credit facilities, of which $1.1 billion, consisting of $351.0 million cash and $700.9 million of undrawn revolving credit facilities, is attributable to Teekay Parent. Including pre-arranged newbuilding financing, Teekay’s total consolidated liquidity was approximately $2.6 billion.
The Company’s remaining capital commitments relating to its portion of newbuildings and conversions were as follows as at March 31, 2011:

(in millions)	2011	2012	2013	2014	Total
Teekay Offshore	—	—	—	—	—
Teekay LNG	$34	—	—	—	$34
Teekay Tankers	—	$20	$20	—	$40
Teekay Parent	$457	$108	—	—	$565

Total Teekay Corporation Consolidated	$491	$128	$20	—	$639

As indicated above, the Company had total capital expenditure commitments pertaining to newbuildings and conversions of approximately $639 million remaining as at March 31, 2011, with pre-arranged financing for approximately $408 million of this amount. The Company expects to obtain debt financing for the Petrojarl Cidade de Itajai FPSO conversion and the VLCC newbuilding (through Teekay Tankers’ joint venture with Wah Kwong).
Share Repurchase Program
In October 2010, the Company announced its intention to commence repurchasing shares under the Company’s $200 million share repurchase authorization. As of May 11, 2011, the Company had repurchased 2.5 million shares under the Company’s existing authorization representing a total cost of $82 million. Shares will be repurchased in the open market at times and prices considered appropriate by the Company. The timing of any purchase and the exact number of shares to be purchased will be dependent on market conditions.
Availability of 2010 Annual Report
Teekay filed its 2010 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 14, 2011. Copies of this report are available on the Teekay web site, under “SEC Filings”, at www.teekay.com. Shareholders may request a printed copy of this Annual Report, including the complete audited financial statements, free of charge by contacting Teekay’s Investor Relations.
Conference Call
The Company plans to host a conference call on May 12, 2011 at 11:00 a.m. (ET) to discuss its results for the first quarter of 2011. An accompanying investor presentation will be available on Teekay’s Web site at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (800) 322-8032 or (416) 640-3406, if outside North America, and quoting conference ID code 3037716.
•	By accessing the webcast, which will be available on Teekay’s Web site at www.teekay.com (the archive will remain on the Web site for a period of 30 days).
The conference call will be recorded and available until Friday, May 20, 2011. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 3037716.
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About Teekay
Teekay Corporation transports approximately 10 percent of the world’s seaborne oil, has built a significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), is further growing its operations in the offshore oil production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO), and continues to expand its conventional tanker business through its publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK). With a fleet of approximately 150 vessels, offices in 16 countries and approximately 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
Web site: www.teekay.com
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TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2011	2010	2010
	(unaudited)	(unaudited)	(unaudited)

REVENUES (1)	488,024	502,709	571,401

OPERATING EXPENSES
Voyage expenses (1)	45,126	52,998	72,550
Vessel operating expenses (1)(2)	161,577	165,650	154,535
Time-charter hire expense	63,031	63,342	77,777
Depreciation and amortization	105,038	112,047	108,230
General and administrative (1)(2)	70,218	48,486	48,091
Asset impairments/net loss on vessel sales	3,593	24,195	760
Restructuring charges	4,961	5,178	3,783

	453,544	471,896	465,726

Income from vessel operations	34,480	30,813	105,675

OTHER ITEMS
Interest expense (1)	(32,794)	(35,177)	(32,152)
Interest income (1)	2,465	3,050	4,274
Realized and unrealized gain (loss) on derivative instruments	23,257	140,715	(87,847)
Income tax (expense) recovery	(811)	2,458	7,307
Equity income (loss) from joint ventures (1)	6,394	29,246	(2,666)
Foreign exchange (loss) gain	(20,340)	4,186	29,026
Other income (loss) — net	94	2,323	(9,686)

Net income	12,745	177,614	13,931
Less: Net (income) attributable to non-controlling interests	(42,402)	(91,707)	(27,933)

Net (loss) income attributable to stockholders of Teekay Corporation	(29,657)	85,907	(14,002)

(Loss) earnings per common share of Teekay
- Basic	$(0.41)	$1.18	$(0.19)
- Diluted	$(0.41)	$1.16	$(0.19)
Weighted-average number of common shares outstanding
- Basic	71,946,997	72,717,002	72,788,591
- Diluted	71,946,997	74,076,588	72,788,591

(1)
Realized and unrealized gains and losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of income (loss). The realized gains (losses) relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

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	Three Months Ended
	March 31,	December 31,	March 31,
	2011	2010	2010
Realized (losses) gains relating to:
Interest rate swaps	(33,996)	(37,681)	(38,586)
Interest rate swap resets	(92,672)	—	—
Foreign currency forward contracts
Vessel operating expenses	1,216	(654)	33
General and administrative expenses	109	543	(356)
Bunkers, FFAs and other	49	(6,558)	(2,149)

	(125,294)	(44,350)	(41,058)

Unrealized gains (losses) relating to:
Interest rate swaps	141,859	179,103	(45,806)
Foreign currency forward contracts	6,707	523	(3,217)
Bunkers, FFAs and other	(14)	5,439	2,234

	148,552	185,065	(46,789)

Total realized and unrealized gains (losses) on non-designated derivative instruments	23,258	140,715	(87,847)

In addition, equity income (loss) from joint ventures includes net unrealized gains (losses) from non-designated interest rate swaps held within the joint ventures of $4.2 million, $23.4 million and ($6.1) million for the three months ended March 31, 2011, December 31, 2010, and March 31, 2010, respectively.

(2)
The Company has entered into foreign currency forward contracts, which are economic hedges of vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized gains (losses) arising from hedge ineffectiveness from such forward contracts are reflected in vessel operating expenses and general and administrative expenses in the above Summary Consolidated Statements of Income (Loss), as detailed in the table below:

	Three Months Ended
	March 31	December 31	March 31
	2011	2010	2010
Vessel operating expenses	(179)	(52)	(2,082)
General and administrative	95	(162)	(892)
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TEEKAY CORPORATION
SUMMARY CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	As at March 31,	As at December 31,
	2011	2010
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	567,325	779,748
Other current assets	414,404	341,777
Restricted cash — current	92,733	86,559
Restricted cash — long-term	493,633	489,712
Vessels and equipment	6,491,185	6,573,388
Advances on newbuilding contracts/conversions	261,335	197,987
Derivative assets	87,594	83,198
Investment in joint ventures	220,563	207,633
Investment in direct financing leases	480,248	487,516
Investment in term loans	186,184	116,014
Other assets	182,759	188,482
Intangible assets	151,306	155,893
Goodwill	203,191	203,191

Total Assets	9,832,460	9,911,098

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	421,851	422,109
Other current liabilities	14,500	59
Current portion of long-term debt	743,019	543,890
Long-term debt	4,450,725	4,626,308
Derivative liabilities	376,417	531,235
In process revenue contracts	185,239	196,106
Other long-term liabilities	216,435	217,658
Redeemable non-controlling interest	40,614	41,725
Equity:
Non-controlling interests	1,544,239	1,353,561
Stockholders of Teekay	1,839,421	1,978,447

Total Liabilities and Equity	9,832,460	9,911,098

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TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended
	March 31
	2011	2010
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	(84,964)	94,781

FINANCING ACTIVITIES
Net proceeds from long-term debt	240,185	762,275
Scheduled repayments of long-term debt	(69,893)	(40,304)
Prepayments of long-term debt	(165,407)	(609,928)
Increase in restricted cash	(4,602)	(428)
Repurchase of common stock	(19,888)	—
Net proceeds from the public offering of Teekay Offshore	—	94,114
Net proceeds from the public offering of Teekay Tankers	107,233	—
Cash dividends paid	(23,172)	(22,999)
Distribution from subsidiaries to non-controlling interests	(48,110)	(33,083)
Other	3,862	1,974

Net financing cash flow	20,208	151,621

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(83,822)	(44,696)
Proceeds from sale of vessels and equipment	5,055	10,045
Investment in term loans	(70,170)	—
(Advances) loans to joint ventures	(1,830)	651
Other	3,100	449

Net investing cash flow	(147,667)	(33,551)

(Decrease) increase in cash and cash equivalents	(212,423)	212,851
Cash and cash equivalents, beginning of the period	779,748	422,510

Cash and cash equivalents, end of the period	567,325	635,361

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TEEKAY CORPORATION
APPENDIX A — SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME
(in thousands of U.S. dollars, except per share data)
Set forth below is a reconciliation of the Company’s unaudited adjusted net (loss) income attributable to the stockholders of Teekay, a non-GAAP financial measure, to net income (loss) attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net (loss) income attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Three Months Ended
	March 31, 2011		March 31, 2010
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net income — GAAP basis	12,745		13,931
Adjust for: Net income attributable to non-controlling interests	(42,402)		(27,933)

Net loss attributable to stockholders of Teekay	(29,657)	(0.41)	(14,002)	(0.19)
Add (subtract) specific items affecting net loss:
Unrealized (gains) losses from derivative instruments (2)	(152,652)	(2.12)	55,864	0.77
Foreign currency exchange losses (gains) (3)	21,007	0.29	(29,026)	(0.40)
Deferred income tax expense (recovery) on unrealized foreign exchange gains (losses)	6,519	0.09	(3,209)	(0.04)
Restructuring charges (4)	4,961	0.07	3,783	0.05
Loss on sale of vessels and equipment and asset impairments	3,593	0.05	760	0.01
Adjustments to pension accruals and stock-based compensation (5)	18,102	0.25	—	—
Revenue recognized on signing of contract amendment (6)	—	—	(30,000)	(0.41)
Loss on bond repurchase (8.875 percent notes due 2011)	—	—	12,108	0.17
Upfront payments related to interest rate swap resets	92,672	1.29	—	—
Other — net(7)	(3,634)	(0.05)	—	—
Non-controlling interests’ share of items above	11,216	0.15	(168)	(0.01)

Total adjustments	1,784	0.02	10,112	0.14

Adjusted net loss attributable to stockholders of Teekay	(27,873)	(0.39)	(3,890)	(0.05)

(1)	Fully diluted per share amounts.

(2)
Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.

(3)
Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Restructuring charges relate to crew changes, reflagging of certain vessels and global staffing changes.

(5)	Relates to one-time pension retirement payment to the Company’s former President and Chief Executive Officer and accelerated timing of accounting recognition of stock-based compensation expense.

(6)	Reflects the retroactive component of revenue recognized in the first quarter of 2010 related to the signing of the Foinaven FPSO contract amendment on March 30, 2010.

(7)	Relates to non-recurring adjustments to tax accruals.
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TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY BALANCE SHEET AS AT MARCH 31, 2011
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
ASSETS
Cash and cash equivalents	123,422	72,612	20,268	351,023	—	567,325
Other current assets	116,163	23,448	11,615	263,178	—	414,404
Restricted cash (current & non-current)	—	581,926	—	4,440	—	586,366
Vessels and equipment	2,218,025	1,922,164	746,980	1,604,016	—	6,491,185
Advances on newbuilding contracts/conversions	53,670	80,933	—	126,732	—	261,335
Derivative assets	21,813	50,688	—	15,093	—	87,594
Investment in joint ventures	—	180,868	45	39,650	—	220,563
Investment in direct financing leases	65,726	414,327	—	195	—	480,248
Investment in term loans	—	—	116,184	70,000	—	186,184
Other assets	19,286	32,389	11,621	119,463	—	182,759
Advances to affiliates	9,460	7,238	14,056	(30,754)	—	—
Equity investment in subsidiaries	—	—	—	476,753	(476,753)	—
Intangibles and goodwill	154,096	156,894	13,310	30,197	—	354,497

TOTAL ASSETS	2,781,661	3,523,487	934,079	3,069,986	(476,753)	9,832,460

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	101,491	53,594	13,434	253,332	—	421,851
Other current liabilities	14,500	—	—	—	—	14,500
Advances from affiliates	84,501	132,210	6,571	(223,282)	—	—
Current portion of long-term debt	137,468	557,567	1,800	46,184	—	743,019
Long-term debt	1,667,768	1,600,770	348,778	833,409	—	4,450,725
Derivative liabilities	144,200	167,364	16,886	47,967	—	376,417
In-process revenue contracts	—	—	323	184,916	—	185,239
Other long-term liabilities	19,794	106,563	2,883	87,195	—	216,435
Redeemable non-controlling interest	40,614	—	—	—	—	40,614
Equity:
Non-controlling interests (1)	47,610	13,768	—	844	1,482,017	1,544,239
Equity attributable to stockholders/unitholders of publicly-listed entities	523,715	891,651	543,404	1,839,421	(1,958,770)	1,839,421

TOTAL LIABILITIES AND EQUITY	2,781,661	3,523,487	934,079	3,069,986	(476,753)	9,832,460

NET DEBT (2)	1,681,814	1,503,799	330,310	524,130	—	4,040,053

(1)
Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of joint venture net assets. Non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.

(2)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.
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TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY STATEMENT OF (LOSS) INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2011
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total

Revenues	233,771	93,219	31,744	181,146	(51,856)	488,024

Voyage expenses	25,465	370	610	18,681	—	45,126
Vessel operating expenses	75,130	20,807	9,602	56,038	—	161,577
Time-charter hire expense	20,270	—	—	94,617	(51,856)	63,031
Depreciation and amortization	45,570	22,349	10,784	26,335	—	105,038
General and administrative	18,730	6,326	2,669	42,493	—	70,218
vessel sales	1,071	—	—	2,522	—	3,593
Restructuring charges	3,924	—	—	1,037	—	4,961

Total operating expenses	190,160	49,852	23,665	241,723	(51,856)	453,544

Income (loss) from vessel operations	43,611	43,367	8,079	(60,577)	—	34,480

Net interest expense	(8,340)	(10,176)	(1,146)	(10,667)	—	(30,329)
Realized and unrealized gain on derivative instruments	10,840	10,769	453	1,195	—	23,257
Income tax (expense) recovery	(2,653)	(836)	—	2,678	—	(811)
Equity income (loss) from joint ventrues	—	8,057	(1)	(1,662)	—	6,394
Equity in earnings of subsidiaries (1)	—	—	—	38,426	(38,426)	—
Foreign exchange (loss) gain	(799)	(21,033)	(22)	1,514	—	(20,340)
Other — net	1,310	(411)	(272)	(533)	—	94

Net income (loss)	43,969	29,737	7,091	(29,626)	(38,426)	12,745
Less: Net (income) loss attributable to non-controlling interests (2)	(4,085)	4,619	—	(31)	(42,905)	(42,402)

Net (loss) income attributable to stockholders/unitholders of publicly-listed entities	39,884	34,356	7,091	(29,657)	(81,331)	(29,657)

CASH FLOW FROM VESSEL OPERATIONS (3)(4)	91,995	67,075	18,863	(41,532)	—	136,401

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(2)
Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.

(3)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel write-downs, gains or losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

(4)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended March 31, 2011, Teekay Parent received daughter company cash dividends and distributions totaling $36.5 million. The dividends and distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG and its 49 percent interest in Teekay Offshore Operating L.P., which is controlled by Teekay Offshore, prior to the sale of this interest to Teekay Offshore on March 8, 2011. Please refer to Appendix D to this release for further details.

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TEEKAY CORPORATION
APPENDIX C — SUPPLEMENTAL FINANCIAL INFORMATION
TEEKAY PARENT SUMMARY OPERATING RESULTS
FOR THE THREE MONTHS ENDED MARCH 31, 2011
(in thousands of U.S. dollars)
(unaudited)
Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Spot	Fixed-rate			Teekay
	Conventional	Conventional			Parent
	Tanker	Tanker	FPSO	Other (1)	Total

Revenues	68,305	36,141	66,512	10,188	181,146

Voyage expenses	16,955	251	—	1,475	18,681
Vessel operating expenses	9,568	9,438	36,130	902	56,038
Time-charter hire expense	63,462	12,613	7,866	10,676	94,617
Depreciation and amortization	5,133	5,956	14,562	684	26,335
General and administrative	10,085	4,158	9,867	18,383	42,493
Asset impairments/net loss on vessel sales	2,500	22	—	—	2,522
Restructuring charges	5	(168)	—	1,200	1,037

Total operating expenses	107,708	32,270	68,425	33,320	241,723

Income (loss) from vessel operations	(39,403)	3,871	(1,913)	(23,132)	(60,577)

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	(39,403)	3,871	(1,913)	(23,132)	(60,577)
Depreciation and amortization	5,133	5,956	14,562	684	26,335
Asset impairments/loss on vessel sales	2,500	22	—	—	2,522
Amortization of in process revenue contracts and other	—	—	(10,798)	—	(10,798)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	—	(12)	42	—	30
Realized gains (losses) from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	—	221	735	—	956

CASH FLOW FROM VESSEL OPERATIONS	(31,770)	10,058	2,628	(22,448)	(41,532)

(1)
Results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore and includes one-time pension retirement payment to the Company’s former President and Chief Executive Officer and non-cash stock-based compensation adjustments.

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TEEKAY CORPORATION
APPENDIX D — SUPPLEMENTAL FINANCIAL INFORMATION
TEEKAY PARENT FREE CASH FLOW
(in thousands of U.S. dollars)
(unaudited)
Set forth below is an unaudited calculation of Teekay Parent free cash flow for the three months ended March 31, 2011, December 31, 2010, September 30, 2010, June 30, 2010, and March 31, 2010. The Company defines free cash flow, a non-GAAP financial measure, as cash flow from vessel operations attributed to its directly-owned and in-chartered assets, distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), and its 49 percent ownership interest in Teekay Offshore Operating L.P., up to March 8, 2011, net of interest expense and drydock expenditures in the respective period. For a reconciliation of Teekay Parent cash flow from vessel operations for the three months ended March 31, 2011 to the most directly comparable financial measure under GAAP please refer to Appendix B or Appendix C to this release. For a reconciliation of Teekay Parent cash flow from vessel operations to the most directly comparable GAAP financial measure for the three months ended December 31, September 30, June 30, and March 31, 2010, please see the Company’s Web site at www.teekay.com. Teekay Parent free cash flow, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2011	2010	2010	2010	2010
Teekay Parent cash flow from vessel operations	(41,532)	(21,674)	(29,394)	21,521	35,715

Daughter company distributions to Teekay Parent (1)
Common shares/units (2)
Teekay LNG Partners	15,881	15,881	15,125	15,125	15,125
Teekay Offshore Partners	11,181	7,030	7,030	7,030	7,030
Teekay Offshore Operating L.P. (OPCO) (3)	—	15,000	15,000	16,000	20,619
Teekay Tankers (4)	4,028	3,545	4,995	5,478	5,962

Total	31,090	41,456	42,150	43,633	48,736
General partner interest
Teekay LNG Partners	3,176	2,949	2,352	2,352	2,277
Teekay Offshore Partners	2,212	1,485	1,312	1,150	1,150

Total	5,388	4,434	3,664	3,502	3,427
Total Teekay Parent cash flow before interest and drydock expenditures	(5,054)	24,216	16,420	68,656	87,878
Less:
Net interest expense (5)	(19,214)	(25,855)	(27,224)	(30,602)	(23,413)
Drydock expenditures	(287)	(7,474)	(4,174)	(1,949)	(339)

TOTAL TEEKAY PARENT FREE CASH FLOW	(24,555)	(9,113)	(14,978)	36,105	64,126

(1)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.
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(2)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective company and period as follows:

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2011	2010	2010	2010	2010

Teekay LNG Partners
Distribution per common unit	$0.63	$0.63	$0.60	$0.60	$0.60
Common units owned by Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$15,881,213	$15,881,213	$15,124,964	$15,124,964	$15,124,964
Teekay Offshore Partners
Distribution per common unit	$0.50	$0.475	$0.475	$0.475	$0.475
Common units owned by Teekay Parent	22,362,814	14,800,000	14,800,000	14,800,000	14,800,000

Total distribution	$11,181,407	$7,030,000	$7,030,000	$7,030,000	$7,030,000
Teekay Tankers
Dividend per share	$0.25	$0.22	$0.31	$0.34	$0.37
Shares owned by Teekay Parent (4)	16,112,244	16,112,244	16,112,244	16,112,244	16,112,244

Total dividend	$4,028,061	$3,544,694	$4,994,796	$5,478,163	$5,961,530

(3)	Based on 49 percent interest owned directly by Teekay Parent, prior to March 8, 2011.

(4)	Includes Class A and Class B shareholdings.

(5)
Net interest expense includes realized gains and losses on interest rate swaps. Excludes upfront payment of $92.7 million related to interest rate swap resets for the three months ended March 31, 2011.

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: tanker market fundamentals, including the balance of supply and demand in the tanker market and the impact of seasonal factors on spot tanker charter rates; the redelivery of conventional tankers in-chartered by the Company and the expected impact of these redeliveries on the Company’s exposure to the spot tanker market and its cash flow breakeven rate; market conditions and their impact on new contract opportunities and project returns in the offshore business; expectations regarding the award of a new FPSO operating contract in the North Sea; the impact of the spot rate LNG carrier market conditions on the availability of new of long-term LNG carrier charter contracts in the future; the expected total cost of vessels and FPSO units under construction or conversion; scheduled vessel and FPSO unit delivery and conversion dates and commencement of time-charter contracts for these vessels and FPSO units; the Company’s future capital expenditure commitments and the financing requirements for such commitments; and the intention of Company management to continue repurchasing shares under the Company’s existing $200 million repurchase authorization. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of their implementation; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; failure to win future FPSO project contracts, including the potential award of a new FPSO operating contract with a major oil and gas company in the North Sea; changes affecting the offshore tanker market; shipyard production delays and cost overruns; changes in the Company’s expenses; the Company’s future capital expenditure requirements and the inability to secure financing for such requirements; the inability of the Company to complete vessel sale transactions to its public company subsidiaries or to third parties; conditions in the United States capital markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2010. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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